SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors approved and will, in due time submit to the appreciation of the General Extraordinary Shareholders’ Meeting, a proposal for Capital Increase of Eletrobras corresponding to the credit capitalization of the Advance for Future Capital Increase, registered in the Financial Statements dated of 03/31/2010, in the amount of R$ 4,808,185,864.80, adjusted by the Selic rate up to the date of the Meeting, as follows:

The proposed capital increase will issue additional common shares and Class B preferred shares (the "Offered Shares").  Pursuant to a private subscription, these Offered Shares shall first be offered to holders, registered on the day of the Meeting, of Eletrobras' common shares, Class A preferred shares and Class B preferred shares.  Each registered shareholder shall have preemptive subscription rights to an amount of Offered Shares proportionate to the number of shares held on the day of the Meeting.  Pursuant to §4 of Article 171 of Law No. 6.104/76, the subscription period shall run for thirty (30) days, starting from the third working day after the General Extraordinary Shareholders’ Meeting.

The subscription price of the Offered Shares shall be calculated based on the average daily trading price of the common shares or Class B preferred shares, as applicable, over the 30 trading days prior to the Meeting, weighted by the number of common shares or preferred shares respectively traded on those 30 trading days.

This proposal is conditioned to the issuance of a Presidential Decree authorizing the mentioned capital increase.

Rio de Janeiro, June 29, 2010.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.